Exhibit 11:

 OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands except for per share amounts)

	Three Months Ended October 31
	2007	2006
Net income available to stockholders (numerator)	$2,484	$1,647
Shares Calculation (denominator)
Average shares outstanding - Basic Common	5,004	4,852
Average shares outstanding - Basic Class B Common	1,840	1,804
Effect of Dilutive Securities:
Potential Common Stock relating to stock options	301	257
Average shares outstanding - Assuming dilution	7,145	6,913
Net Income Per Share: Basic Common	$0.38	$0.27
Net Income Per Share: Basic Class B Common	$0.31	$0.20
Diluted	$0.35	$0.24